Exhibit 99.1

Report of Voting Results

Aptose Biosciences Inc.

In accordance with Section 11.3 of National Instrument 51-102, the following describes the matters voted upon and the outcome of the votes at the annual and special meeting of shareholders of Aptose Biosciences Inc. (the “Corporation”) held on June 5, 2018 in San Diego, California.

  By a resolution passed by a majority of the votes cast by a show of hands, each of the following directors were elected to hold office until the next annual meeting of shareholders or until such director resigns or a successor is elected or appointed:
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Dr. Denis Burger	8,572,807	99.44	48,328	0.56
Caroline Loewy	8,595,118	99.70	26,017	0.30
Dr. Erich Platzer	8,595,262	99.70	25,873	0.30
Dr. William G. Rice	8,595,955	99.71	25,180	0.29
Dr. Mark D. Vincent	8,592,549	99.67	28,586	0.33
Warren Whitehead	8,592,841	99.67	28,294	0.33

  By a resolution passed by a majority of the votes cast by a show of hands (of which approximately 99.68% of the votes represented by proxy voted in favour and approximately 0.32% of the votes represented by proxy withheld from voting), KPMG LLP was re-appointed as auditor of the Corporation to hold office until the next annual meeting or until its successor is appointed, and the directors were authorized to fix its remuneration.
  By a majority of the votes cast by a show of hands (of which approximately 93.59% of the votes represented by proxy voted in favour and approximately 6.41% of the votes represented by proxy voted against), the resolutions contained on page 10 of the Corporation’s Management Information Circular were passed relating to the approval of all unallocated options under the share option plan of the Corporation.
  By a majority of the votes cast by a show of hands (of which approximately 93.17% of the votes represented by proxy voted in favour and approximately 6.83% of the votes represented by proxy voted against), the resolutions contained on page 11 of the Corporation’s Management Information Circular were passed relating to the approval of all unallocated awards under the stock incentive plan of the Corporation.

In total, approximately 27.75% of the issued and outstanding shares were represented in person or by proxy at the meeting. As the vote for each motion was conducted by show of hands, the number of votes disclosed reflects only those proxies received by Computershare Investor Services Inc. in advance of the meeting.

Yours very truly,

/s/ Gregory Chow

Gregory Chow

Chief Financial Officer